UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

PEBBLES ACQUISITION SUB, INC.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$212,469,740	$11,855.81

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 6,070,564 shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., consisting of (i) 5,726,813 shares issued and outstanding as of December 7, 2009 and (ii) 343,751 shares expected to be issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with vested options, warrants and other rights to acquire Diedrich Coffee, Inc. common stock, by (b) the tender offer price of $35.00 per share.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $55.80 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by (a) Green Mountain Coffee Roasters, Inc., a Delaware corporation (“Parent”), and (b) Pebbles Acquisition Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (the “Company”), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, set forth in the Offer to Purchase dated December 11, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibit (a)(1)(i) and (a)(1)(ii), respectively (and which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is Diedrich Coffee, Inc. The Company’s principal executive office is located at 28 Executive Park, Suite 200, Irvine, California 92614, and the Company’s telephone number at its principal executive office is (949) 260-1600.

(b) This Schedule TO relates to the Purchaser’s offer to purchase all of the issued and outstanding Shares. According to the Company, as of December 7, 2009, there were 5,726,813 Shares issued and outstanding and 343,751 Shares expected to be issuable, or otherwise deliverable, prior to the expiration of the Offer in connection with vested options, warrants and other rights to acquire Shares.

(c) The Shares are listed and traded on The Nasdaq Capital Market under the symbol “DDRX”. The information set forth in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 – “Certain Information Concerning Parent and the Purchaser” of, and Schedule I to, the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)(1)(i) The information set forth in the “Summary Term Sheet”, “Introduction” and Section 1 – “Terms of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(ii) The information set forth in the “Summary Term Sheet”, “Introduction” and Section 1 – “Terms of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(iii) The information set forth in the “Summary Term Sheet” and Section 1 – “Terms of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(iv) The information set forth in the “Summary Term Sheet” and Section 1 – “Terms of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(v) The information set forth in the “Summary Term Sheet” and Section 1 – “Terms of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(vi) The information set forth in the “Summary Term Sheet” and Section 4 – “Withdrawal Rights” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(vii) The information set forth in the “Summary Term Sheet” and Sections 3 and 4 – “Procedure for Tendering Shares” and “Withdrawal Rights” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(viii) The information set forth in the “Summary Term Sheet” and Sections 2 and 3 – “Acceptance for Payment; Payment” and “Procedure for Tendering Shares” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the “Summary Term Sheet” and Section 7 – “Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(1)(xi) Not applicable, because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the “Summary Term Sheet”, “Introduction” and Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(2) The information set forth in the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) The information set forth in the “Summary Term Sheet”, “Introduction” and Sections 9, 11 and 12 – “Certain Information Concerning Parent and the Purchaser”, “Background of the Offer; The Merger Agreement” and “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the “Summary Term Sheet”, “Introduction” and Sections 6, 7, 11, 12 and 13 – “Price Range of Shares; Dividends”, “Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations”, “Background of the Offer; The Merger Agreement”, “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” and “Dividends and Distributions” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 – “Source and Amount of Funds” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 – “Certain Information Concerning Parent and the Purchaser” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 16 – “Fees and Expenses” of the Offer to Purchase is incorporated into this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a), (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) The information set forth in Sections 8, 9, 11, 12 and 14 – “Certain Information Concerning the Company”, “Certain Information Concerning Parent and the Purchaser”, “Background of the Offer; The Merger Agreement”, “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” and “Conditions of the Offer” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(2) The information set forth in Sections 12, 14 and 15 – “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation”, “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(3) The information set forth in Sections 14 and 15 – “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in Section 7 – “Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated into this Schedule TO by reference, is incorporated into this Schedule TO by reference.

ITEM 12.	EXHIBITS

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated December 11, 2009

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

Exhibit	Exhibit Name

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Date: December 11, 2009	By:	/S/ FRANCES G. RATHKE
	Name:	Frances G. Rathke
	Title:	Chief Financial Officer

PEBBLES ACQUISITION SUB, INC.

Date: December 11, 2009	By:	/S/ HOWARD MALOVANY
	Name:	Howard Malovany
	Title:	Vice President, Corporate, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated December 11, 2009

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.

(g)	Not applicable

(h)	Not applicable